April 30, 2012

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 97 and Amendment No. 97

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 97 (“PEA 97”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 97 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 97 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective May 1, 2012. PEA 97 is being filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 96 (“PEA 96”) and Amendment No. 96 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on February 29, 2012, in connection with the annual update.

PEA 97 reflects changes to the registration statement made in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and David Buhler, each of ALPS Fund Services, Inc., on Monday, April 16, 2012, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Registrant; (ii) the prospectus for Class A, Class B, Class C and Class M shares of the Registrant; (iii) the prospectus for Class Z shares of the Registrant; and (iv) the statement of additional information for all share classes of the Registrant. To the extent that a comment was applicable to more than one of the Registrant’s prospectuses, corresponding changes have been made accordingly. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

PEA 97 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of April 16, 2012 to PEA 96, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment: If the Registrant believes it is appropriate to include the entry regarding Tax risks in the Principal Risks section of the Forward Commodity Long/Short Strategy Fund’s summary prospectus, please consider including additional disclosure which addresses the potential effects of any inability of the Forward Commodity Long/Short Strategy Fund itself to comply with the Internal Revenue Service (“IRS”) rules applicable to regulated investment companies. Further, please consider revising the language in the

Tax risks section regarding complex securities to include disclosure that investments in the wholly-owned subsidiary (the “Subsidiary”) of the Forward Commodity Long/Short Strategy Fund or commodities in general may not be characterized as good income by the IRS.

Response: The Registrant currently provides detailed disclosure regarding the potential effects of any inability of the Forward Commodity Long/Short Strategy Fund to comply with IRS rules applicable to regulated investment companies in the “Dividends and Taxes—Federal Taxes” section of the prospectus. These disclosures include disclosure that “[i]f the Fund did not qualify as a regulated investment company for any taxable year, the Fund’s taxable income would be subject to tax at the Fund level at regular corporate tax rates (without reduction for distributions to shareholders) and to a further tax at the shareholder level when such income is distributed.” Accordingly, no changes have been made in response to this comment.

2)

Comment: To the extent that the Forward Commodity Long/Short Strategy Fund and Forward Income Allocation Fund[1] are exposed to short sales, confirm that the “Other Expenses” line item in each Annual Fund Operating Expenses table includes dividend expense on short sales.

Response: The Funds do not presently engage in short sales. Accordingly, no changes have been made in response to this comment.

3)	Comment: With respect to the Subsidiary, please confirm whether the Subsidiary and its board of directors will execute the Forward Commodity Long/Short Strategy Fund’s post-effective amendment.

Response: The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities.

The Subsidiary was organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.2

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable

[1]	Effective May 1, 2012, the name of the Forward Income Allocation Fund will be changed to Forward Income Builder Fund.
[2]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

tax treatment (the “Conduit Letters”).3 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).4

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.5

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall

[3]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[4]

We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

[5]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.6 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the Commission and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

4)

Comment: The principal investment strategy of the Forward Income Builder Fund references that the Fund’s advisor, Forward Management, LLC (the “Advisor”), “uses an asset allocation strategy designed to provide income to investors with a lower risk tolerance by allocating the Fund’s investments to income producing assets that are exhibiting a statistically higher yield relative to other income producing assets while also managing the volatility of the Fund.” How does the Advisor manage the volatility of the Fund? Please provide the response via e-mail in advance of the filing of the Registrant’s post-effective amendment as additional disclosure may be needed.

Response: As requested, the Registrant previously provided the following response in an e-mail to you from Erin E. Douglas, Esq. of ALPS Fund Services Inc., on April 19, 2012.

Effective May 1, 2012, the name of the Fund will be changed to Forward Income Builder Fund. As disclosed in the Forward Income Builder Fund’s “Principal Investment Strategies” section, the Fund is a “fund of funds” that primarily invests in other Forward Funds (“Underlying Funds”) representing a variety of asset classes. When allocating the Fund’s assets to the Underlying Funds, the Advisor takes into account, among other things, the volatility of each Underlying Fund during different market environments. Based upon the expected volatility of the Underlying Funds, the Advisor seeks to construct a portfolio of Underlying Funds so that the Fund’s volatility will be similar to the volatility of the Income Builder Blended Index, which consists of 85% Barclays Capital Global Aggregate Bond Index and 15% MSCI All Country World Index.

[6]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

5)

Comment: The “Principal Risks” section of the Forward Income Builder Fund lists “borrowing” and “currency transactions” as principal risks for the Fund yet there is no discussion of borrowing or currency transactions in the Principal Investment Strategies section, therefore, if the Fund is exposed to leverage or currency transactions, list as such in the Fund’s Principal Investment Strategies section or otherwise remove the risks from the Principal Risks section.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Forward Income Builder Fund is a fund of funds that primarily invests in a combination of Underlying Funds and does not have a strategy to engage directly in borrowing or currency transactions. Underlying Funds in which the Forward Income Builder Fund invests may engage in borrowing and currency transactions. The Registrant notes that the principal risks disclosed for the Fund are included based on a review of the principal risks of the Underlying Funds in which the Fund will invest and the extent to which the Fund’s assets will be allocated to a particular Underlying Fund. Based on the Fund’s allocations to the Underlying Funds, the Registrant believes borrowing and currency transactions should remain principal risks of the Forward Income Builder Fund. Accordingly, no changes have been made in response to this comment.

6)

Comment: The “Principal Investment Strategies” section of the Forward International Small Companies Fund states that, “under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in equity securities of companies with small market capitalizations located outside the United States” (the “80% Test”). How are derivatives valued for purposes of complying with the Fund’s 80% Test? Please confirm that the Registrant is not using the notional value of derivatives for this purpose.

Response: The Fund uses each applicable derivative instrument’s market value (not notional value) for purposes of determining compliance with the Fund’s 80% Test. For additional information regarding how the Fund values derivative investments generally, please see the “Valuation of Shares” section in the Fund’s prospectus, which describes the process by which the Fund values portfolio holdings, including derivatives.

7)

Comment: The Forward International Small Companies Fund states in the section titled “Principal Investment Strategies” that the Fund may use exchange-traded funds (“ETFs”) to reduce transaction costs but does not include a separate line item in the expense table for acquired fund fees and expenses. Please add the acquired fund fees and expense line item in the expense table.

Response: Instruction 3(f)(i) to Item 3 of Form N-1A states that to the extent that a fund’s acquired fund fees and expenses do not exceed 0.01% of its average net assets, such fund may include these fees and expenses under the “Other Expenses” line item in lieu of a separate line item. Because acquired fund fees and expenses did not, as of December 31, 2011, exceed 0.01% of average net assets for the Forward International Small Companies Fund, the Registrant has included these fees and expenses (to the extent the Fund accrued such fees and expenses for the year period ending December 31, 2011) under the “Other Expenses” line item.

8)

Comment: The “Principal Investment Strategies” section of the Forward International Small Companies Fund states that the Advisor will purchase ETFs and derivatives, including futures, swap agreements and structured notes to “equitize” cash flows into the portfolio. Please clarify what the term “equitize” cash flows” means in Plain English.

Response: Comment accepted.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP